Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

December 23, 2014

Re:	Georgia Worldwide PLC
Amendment No. 3 to
Registration Statement on Form F-4
Filed December 18, 2014
File No. 333-199096

Dear Ms. Block,

On behalf of our client, Georgia Worldwide PLC, a corporation organized under the laws of England and Wales (“Holdco” or the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated December 22, 2014 with respect to the above-referenced Registration Statement on Form F-4 (the “Registration Statement”).

Holdco has filed today Amendment No. 4 to the Registration Statement (“Amendment No. 4”) together with this letter via EDGAR correspondence.  We are also providing supplementally to the Staff marked copies of Amendment No. 4 to show changes since the filing of the Registration Statement on December 18, 2014, and certain other information noted below.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed by the response to each comment. Generally, the information contained herein with respect to Holdco has been furnished by Holdco, the information contained herein with respect to GTECH S.p.A. (“GTECH”) has been furnished by GTECH and the information contained herein with respect to International Game Technology (“IGT”) has been furnished by IGT.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 4.

Signatures, page II-3

1.              We note your response to our prior comment 2.  Instruction 1 to Signatures for Form F-4 requires that the registration statement be signed by your principal executive officer and either your controller or principal accounting officer.  Please revise the second half of the signature block to indicate which persons are signing in the capacity of principal executive officer and either controller or principal accounting officer.

Response:  We respectfully inform the Staff that Alberto Fornaro has been appointed as Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer of Holdco and the signature block on page II-3 has been revised to reflect that Mr. Fornaro is signing in each of these capacities.

Exhibit 5.1

2.              We note your response to our prior comment 6 and reissue the comment.  Paragraph 3.1 still appears to contain a limitation on reliance with the language: “It may not, without our prior written consent, be relied upon for any other purpose or be disclosed to any other person.” Please remove such language. Refer to Staff Legal Bulletin 19, Section II.B.3.d.

Response:  In response to the Staff’s comment, Clifford Chance LLP has modified its opinion in Exhibit 5.1 to remove the express limitation on third parties from being able to rely upon the opinion without consent.

*                                                                                         *                                                                                         *

We hope that these responses adequately address the Staff’s comments.  If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact the undersigned at (212) 403-1378.

Sincerely,

WACHTELL, LIPTON, ROSEN & KATZ

/s/ Benjamin M. Roth
Benjamin M. Roth, Esq.

cc:             Alberto Fornaro

Executive Vice President and Chief Financial Officer

GTECH S.p.A.

Paul C. Gracey, Jr., Esq.

General Counsel and Secretary

International Game Technology

Thomas A. Cole, Esq.

Gary D. Gerstman, Esq.

Sidley Austin LLP

Andrew R. Brownstein, Esq.

Wachtell, Lipton, Rosen & Katz